Filed by Northern Orion Resources Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Northern Orion Resources Inc.
Commission File Number: 001-31927
Date: July 5, 2007

The Letter Agreement dated June 27, 2007 by and between Yamana Gold Inc. and Northern Orion Resources Inc. (the “Company”) and the Company’s Material Change Report dated June 27, 2007 were filed by the Company under cover of Form 6-K today and are incorporated by reference into this filing.